Exhibit 1
                              THE D3 FAMILY FUNDS

                                      [LOGO]

May 4, 2009

Mr. Joe F. Hanauer, Chairman of the Board Move, Inc.
1200 South Coast Highway, Suite 204
Laguna Beach, CA 92651

Mr. Steve Berkowitz, CEO Move, Inc.
910 East Hamilton Ave., Sixth Floor
Campbell, CA 95008


Dear Joe and Steve,

We're sure you recall when Ross Perot ran for President, he likened the federal deficit to "the crazy aunt in the attic--everybody knows she's there but nobody wants to talk about it."

Thanks to the tremendous progress you've made at MOVE, you now have the opportunity, perhaps even a fiduciary obligation, to address MOVE's "crazy aunt in the attic:" MOVE's share count, its potential impact on earnings per share, and on the share price. This subject is timely because we believe MOVE is on the verge of what should be a period of tremendous recovery and profitable growth.

But let's begin by giving credit where credit is due. We want to thank MOVE's Board for the accomplishments of 2008: sharpening MOVE's focus on its core business, cutting $20M from overhead, hiring Steve to be CEO, and sustaining core revenue during the worst recession since the Great Depression. These accomplishments have put MOVE on the launch pad.

We agree with something Steve said recently in several public forums: while continuing cost reduction is important and necessary, by itself it will not transform MOVE into a major success. Even more important, as Steve noted, is driving profitable revenue growth from a variety of sources: continued share gain by the internet channel at the expense of print media, recovery of real estate brokerage generally, possible share gain by MOVE as it improves users' experiences with its websites, possible advertising growth from other businesses contiguous to real estate brokerage, and possible pricing improvements.

What we want to discuss with you today is actively and substantially reducing MOVE's share count as a powerful builder of shareholder value, multiplying what management delivers in cost reduction and profitable revenue growth, but where it is the Board's prerogative to set policy. As you know, MOVE's share count is extremely bloated, especially when including shares which potentially could be issued. This bloat is the legacy of the company's past financial scandal, which compelled it to issue shares, rather than use cash, both to settle litigation and to attract and retain management and employees. Though the days of financial duress are over, their legacy continues: gross option issuance has diluted shareholders an average of 4.6% annually over the past three years and the company issues shares as PIK interest on its convertible debt. We estimate that five years from now MOVE's fully diluted share count could grow to exceed 234

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million shares (please see schedule 1), 53% more than its already bloated number of issued and outstanding shares.

We recognize that the 4.5% annual increases in the option pool ended January 1, 2009 and that PIK payments on the convert end next year. But MOVE already has over 153 million issued and outstanding shares and potentially 81 million more fully diluted shares.

Gresham's Law reminds us that bad money drives good money out of circulation. "Bad money" is having 153 million shares for an enterprise MOVE's size, potentially inflating to 234 million. It is the "crazy aunt in the attic." It's time for the Board of Directors to commit to fixing this problem, to rebasing MOVE's currency, rather than allowing it to continue to be debased.

To be precise, we ask the Board to commit to, and to begin to immediately implement, a five year policy of reducing MOVE's potential share count by 100 million shares. We believe that from 2009-2013 MOVE could repurchase, settle and extinguish 100 million current and potential shares, using its current net cash, the monetization of its auction rate securities (ARS), and over $320M of operating cash flow which we believe could be generated by profitable operations through 2013. We believe that MOVE can do this without borrowing and while investing up to $85 million in capital expenditures, product development, marketing initiatives, possible acquisitions, and working capital. This is possible because of the attractive financial attributes of MOVE's business model: it is not capital intensive; there is no inventory; and a considerable portion of revenues are either pre-paid or paid on a regular monthly subscription basis. NOL's will shelter profits from taxes for years to come. As MOVE reaches operating margins similar to its peer group of internet media companies, which we assume is a goal which you and the Board share, it should become a prolific free cash flow generator. (Please see schedule 2.)

We believe that eliminating 100 million shares could nearly double shareholder returns by increasing MOVE's return on invested capital, earnings per share, and its rate of EPS growth. While the combination of cost reduction and profitable growth should multiply MOVE's current share price, share count reduction could double it again. (Please see schedule 3.)

We should note several possible actions which we do not advocate: other than borrowing against your own cash or ARS, we oppose using debt to reduce the share count. We are not supporters of leveraged recapitalizations. We do not believe that such practices are financially prudent, especially for growth companies like MOVE. We are not fans of reverse stock splits. They usually do nothing to increase the ownership of committed long term shareholders. They are purely cosmetic. They do not improve returns on invested capital. They often reduce the effective share price. We are not fans of repurchase plans which operate on auto-pilot, such as 10b5-1 plans. MOVE's share price is extremely volatile. This volatility creates significant opportunity for an active share repurchase program to add value through open market operations.

We have several specific suggestions to offer about the 100 million share program:

      1. While we appreciate that the Board must study thoroughly a program of this magnitude and duration, we urge you to commit as soon as possible to repurchasing and extinguishing up to 55 million of the 100 million shares because MOVE's current share price is so low. The price reflects the broad market sell-off, the malaise of the residential real estate business, uncertainty about what will happen to Welcome Wagon, and perhaps lingering fear about why large shareholders dumped shares late in 2008.

            We believe that these factors create a tremendous immediate bargain. We recognize that in making this decision the Board must assess the timing and extent of ARS recovery, current and future macro-economic and business conditions, and possible competing demands on the company's cash. But, as you can see in Schedule 3, once Steve begins executing his strategy for MOVE, and once the markets recover, the share price could increase substantially and quickly, sharply limiting the amount of repurchasing which you could do. Therefore we urge the Board to get out in front of the wave.

      2. It is imperative to fully monetize the ARS as quickly as possible. Another of our portfolio companies, which was sold ARS by UBS, obtained UBS' commitment to pay it back 100 cents on the dollar by the middle of 2010. We urge MOVE to pursue Citibank with similar intensity, for a comparable outcome.

      3. MOVE has millions of unexercised stock options in the hands of former executives and employees. We urge the company to negotiate with these optionees to extinguish these options now at mutually acceptable prices.

      4. We believe that in the past MOVE granted far too many stock options. We fear that MOVE's past compensation practices created an expectation that large numbers of options would be granted automatically, regardless of performance. We believe it is time to change the culture of compensation at MOVE. Henceforth we urge the company not to dilute shareholders through option issuance, restricted stock, and other equity-like compensation by more than 1.5% per year on a gross basis. Future options and other forms of equity should be granted only for actual performance which builds shareholder value, not on the come, and not as an entitlement.

      5. Finally, we encourage the company to work with Elevation Partners to persuade Elevation to convert its debt to equity as soon as possible. The best way to make that happen, obviously, would be for the combination of cost reduction, profitable growth, and share shrinkage to drive the share price high enough to compel conversion.

We acknowledge that the financial schedules which accompany this letter are based on numerous assumptions. But we believe that our projections about market and revenue growth are realistic and achievable, as are our projections about margins, since peer group companies are already delivering equivalent or better results. Our assumptions for ancillary revenue growth are modest. The real estate bust and the recession will end during the five years of these projections. The number of homes sold and their prices will rebound, even though they will not replicate the bubble years. Therefore we believe that the opportunity to quintuple MOVE's share price demonstrated in these projections is real. In fact it is possible that the outcome could be even better. We urge the Board to commence a large program of share count reduction and to do so now, while the share price is weak. It is difficult for us to envision a more powerful and productive allocation of the company's capital. Thank you for considering these thoughts.

Sincerely yours,

/s/David Nierenberg

Schedules 1-3

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                                   Schedule 1
--------------------------------------------------------------------------------
Fully Diluted Shares Outstanding                                       In $000s
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Shares  issued and outstanding 3/2/09 (10-k)                            153,104
Stock options exercisable 12/31/08 (10-k)                                26,024
Stock options not exercisable 12/31/08 (10-k)                             9,273
Non-vested restricted stock 12/31/08 (10-k)                               2,028
Steve Berkowitz net restricted stock 1/09 (Form 4)                        1,100
Steve Berkowitz options 1/09 (Form 4)                                     2,999
CFO initial equity issuance (D3 estimate)                                 1,500
Series B preferred as if converted 12//08 (10-k)                         26,510
     Fully diluted shares outstanding                                   222,538

Additional PIK interest shares to be issued (EP 13d)                      1,825
5 years additional equity comp (D3 est, 28,000 avail for issuance)       10,000
     Total future dilution                                               11,825

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Fully diluted share count five years out                                234,363
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% increase from 3/2/09 issued and outstanding share count                    53%
--------------------------------------------------------------------------------

Prepared by Nierenberg Investment Management Company based on publicly-available information and its own assessments and judgments.

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                                   Schedule 2
                           Cash Available for Buyback
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                                                                      In (000s)
--------------------------------------------------------------------------------
Cash and equivalents 12/31/08 (10-k)                                  $ 108,935
Line of credit outstanding 12/31/08 (10-k)                              (64,700)
     Net cash equivalents 12/31/08                                       44,235
ARS at fair market value 12/31/2008 (10-k)                              111,800
     Total net cash 12/31/2008                                          156,035

100% Recovery of unrealized loss on ARS(D3 assumption, 10-k))            17,600

5 year CF from operations (D3 estimate)*                                343,000
5 year capital expenditures (D3 estimate)                               (85,000)
     5 year free cash flow                                              258,000
--------------------------------------------------------------------------------
Total cash available over 5 years                                       431,635
--------------------------------------------------------------------------------

Prepared by Nierenberg Investment Management Company based on publicly-available information and its own assessments and judgments.

*See Schedule 3 for detail

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
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                                                                  Schedule 3
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                                                                               In $000s, execpt per share amounts
                                                            ----------------------------------------------------------------------
Adjusted Pro Forma projections, 2009 - 2013                    2013           2012           2011           2010            2009
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
Real estate services                                          376,000        340,000        295,000        245,000        210,000
Consumer media (previously Move related services)              30,250         27,500         24,000         20,000         18,000
     Total revenue                                            406,250        367,500        319,000        265,000        228,000
Cost of revenue                                                78,000         71,000         62,000         52,000         45,000
     Gross profit                                             328,250        296,500        257,000        213,000        183,000
Operating expenses
     Sales and marketing                                      125,647        114,224        105,000         90,000         86,000
     Product and web site development                          38,500         35,000         29,000         25,000         23,000
     General and administrative                                82,000         73,000         64,000         56,000         55,000
     Amortization of intangible assets                          1,000          1,000          1,000          1,000          1,000
          Total operating expenses                            247,147        223,224        199,000        172,000        165,000
Income (loss) from operations                                  81,103         73,276         58,000         41,000         18,000
     Interest income, net                                         403            372            366            405            105
     Other income, net                                             --             --             --             --             --
Income (loss) from continuing operations before tax            81,506         73,648         58,366         41,405         18,105
     Provision for income tax                                    (600)          (600)          (600)          (600)          (600)
Income (loss) from continuing operations                       80,906         73,048         57,766         40,805         17,505
     Convertible preferred stock dividends and accretion           --         (5,475)        (5,335)        (5,200)
Net income (loss) applicable to common shareholders            80,906         73,048         52,291         35,470         12,305
Income (loss) per share - diluted                                0.59           0.52           0.39           0.36           0.12
Diluted Shares outstanding, year end                          137,476        141,476        134,710         98,110        105,344

Depreciation                                                   19,000         17,000         15,000         13,000         12,000
EBITDA                                                        101,103         91,276         74,000         55,000         31,000
     % EBITDA                                                    24.9%          24.8%          23.2%          20.8%          13.6%
CF from ops + interest income - tax and dividends paid        100,906         91,048         68,291         54,805         28,505
Capex                                                          20,000         20,000         18,000         15,000         12,000
Free cash flow                                                 80,906         71,048         50,291         39,805         16,505
Starting cash                                                  40,320         37,203         36,623         40,540        156,035
Ending cash                                                   121,226        108,250         86,914         97,945        172,540
Ending cash after stock repurchase                             43,777         40,320         37,203         36,623         40,540

Shares repurchased                                              6,000          7,000          5,500         21,000         55,000
Average purchase price (25x prior year)                         12.91           9.70           9.04           2.92           2.40
Cash used                                                      77,449         67,931         49,712         61,322        132,000
Cumulative shares repurchased                                  94,500         88,500         81,500         76,000         55,000
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

Prepared by Nierenberg Investment Management Company based on publicly-available information and its own assessments and judgments.

Results exclude:

Stock based compensation expense
Losses from discontinued operations. 2009 assumes $2mil cash burn from discontinued ops.
Restructuring and other non-recurring charges.

Assumptions:

NOLs offset income taxes for entire forecast period.
Minimal ongoing taxes paid in cash.
Convertible preferred converts in 2012
Interest on Convertible preferred paid in cash in 2011 and 2012
35 mil options and restricted stock from Schedule 1 vest and/or come into the money evenly 2010 - 2012
1% interest earned on cash. 2.25% interest rate on credit line borrowings. Credit line paid off 2010.
Recovery/monetization of ARS in 2010
Gross margin increases to 80.8% by 2013
Opex is reduced to 61% of revenues by 2012 compared to > 75% historically